
May 24, 2024

Lindsay Rosenwald
Chief Executive Officer
Fortress Biotech, Inc.
1111 Kane Concourse, Suite 301
Bay Harbor Islands, FL 33154

> **Re: Fortress Biotech, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 17, 2024**
> **File No. 333-279516**

Dear Lindsay Rosenwald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Wolpa